	Exhibit 12.1

COLONIAL PROPERTIES TRUST

Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions

	Three Months Ended
($ in thousands)	March 31,
	2011	2010
Earnings:
Pre-tax loss before adjustment for noncontrolling interest in consolidated subsidiaries or income (loss) from equity investees,
extraordinary gain (loss), or gains (losses) on sale of properties	$(11,053)	$(10,006)
Amortization of interest capitalized	497	497
Interest capitalized	(52)	(368)
Distributed income of equity investees	1,077	1,872
Distributions to Series B preferred unitholders	(906)	(1,813)
Fixed Charges	23,353	24,267
Total Earnings	$12,916	$14,449

Fixed Charges:
Interest expense	21,238	20,901
Interest capitalized	52	368
Debt costs amortization	1,157	1,185
Distributions to Series B preferred unitholders	906	1,813
Total Fixed Charges	$23,353	$24,267

Distributions to Series D preferred shareholders	—	2,034

Combined Fixed Charges and Preferred Share Distributions	$23,353	$26,301

Ratio of Earning to Fixed Charges	(a)	(a)

Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions	(b)	(b)

a)
For the three months ended March 31, 2011 and 2010, the aggregate amount of fixed charges exceeded our earnings by approximately $10.4 million and $9.8 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for the periods presented is primarily a result of non-cash depreciation and amortization expense.

b)
For the three months ended March 31, 2011 and 2010, the aggregate amount of fixed charges and preferred share distributions exceeded our earnings by approximately $10.4 million and $11.9 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to combined fixed charges and preferred share distributions of 1.0x for such period. The deficiency of the ratio of earnings to combined fixed charges and preferred share distributions for the period presented is primarily a result of non-cash depreciation and amortization expense.